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                                 June 29, 2001



Dear Eligible Participants:

Attached you will find the details of a stock option exchange program. Crucial to Tangram Enterprise Solutions, Inc.'s execution and success of its business plan and strategy is the retention and motivation of our employees. Accordingly, since many of your outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer this stock option exchange program.

Please carefully read the documents and instructions enclosed with this letter. The Election Form must be returned as indicated in the enclosed materials to Human Resources, on or before 5:00 p.m., Cary, North Carolina Time, on July 30, 2001 (or a later expiration date if we extend the offer).

If you have any questions about the offer, please contact Susan Barbee at (919) 653-1268 or at sbarbee@tangram.com.


Sincerely,



Norman L. Phelps
President and Chief Executive Officer


Enclosures